UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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10029700

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

HFP CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

685 FIFTH AVENUE, NINTH FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Gentile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFP CAPITAL MARKETS LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

GUILLERMINA BATISTA
Notary Public - State of New York
No. 01BA6201289
Qualified in Kings County
My Commission Expires February 17, 2013

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFP CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
HFP Capital Markets LLC:

We have audited the accompanying statement of financial condition of HFP Capital Markets LLC (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HFP Capital Markets LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 19, 2010

HFP CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 135,767
Due from clearing broker	1,305,806
Promissory note receivable	168,716
Accounts receivable	59,000
	1,669,289

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable	$ 234,179
Commissions payable	577,509
Other payables	65,856
TOTAL LIABILITIES	877,544
Member's capital	791,745
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 1,669,289

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

AM Capital LLC, ("AM"), the Predecessor to HFP Capital Markets LLC (the "Company"), was formed as a limited liability company in November 1997 and was registered with the Securities and Exchange Commission (the "SEC") on September 4, 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In October, 2008, there was a change of control and ownership and simultaneously there was a name change from AM Capital, LLC to HFP Capital Markets LLC. The Company conducts business as a full service broker dealer.

b) Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) bears no material effect on the financial statements as presented.

d) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from the estimates that were used.

d) Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is liable for New York City Unincorporated Business Tax (the "UBT") on its business operations. For the year ended December 31, 2009, the UBT was $33,356, which is included in other payables on the statement of financial condition.

NOTE 2 - DUE FROM AND DEPOSIT WITH CLEARING BROKER

The Company clears all its securities transactions including their own customer transactions through Ridge Clearing & Outstanding Solutions, their clearing broker, pursuant to a clearance agreement.

NOTE 2 - DUE FROM AND DEPOSIT WITH CLEARING BROKER (continued)

As part of this agreement with its clearing broker, the Company maintains a good faith deposit of $75,000, which is included in due from clearing broker on the statement of financial condition. The deposit with the clearing broker consists of cash.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their delivery versus payment of securities transactions.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. As of December 31, 2009 the Company had net capital of $564,029, which was $464,029 in excess of its required net capital of $100,000.

NOTE 4 - SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and other counterparties with which it conducts business.

As of December 31, 2009, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5 - LEASE COMMITMENTS

On March 1, 2009, the Company entered into a lease agreement for office space on a month-to-month basis. The monthly lease payment is approximately $54,000 per month which includes incidentals. Such lease will remain in effect unless and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least thirty (30) days before the date that the terminating party wishes to end the agreement. For the year ended December 31, 2009, the rent expense was $559,008 which is included on the statement of operations.